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UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 0 2 2006 WASH. D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30453

AB 3/30

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NF Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commerce Square, 2005 Market Street
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Williams 215-636-3241
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 7 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

BB [illegible]

AFFIRMATION

We, NORMAN R. MALO and FREDERICK J. KOCZWARA, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NF Clearing Inc. for the year ended December 31, 2005, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/23/2006
Date

President
Title

Signature 2/23/2006
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 23rd day of February 2006

Notary Public

MARY E. BAL[illegible]
Notary Public, State of New York
No. 43-4901173
Qualified in Richmond County
Commission Expires July 27, 2007

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

NF Clearing, Inc.:

We have audited the accompanying statement of financial condition of NF Clearing, Inc, formerly known as Fiserv Securities, Inc., (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of NF Clearing, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 23, 2006
(February 9, 2006 as to Note 15)

NF CLEARING, INC.
(Formerly known as Fiserv Securities, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(in thousands, except share data)

ASSETS

Cash and cash equivalents	$	4,189
Cash and securities segregated under federal regulations or deposited with clearing organizations and others (including U.S. Government securities with a market value of $300)		69,568
Receivable from brokers, dealers and clearing organizations		2,267
Receivable from customers		1,215
Securities owned, at fair value		110,390
Furniture, equipment and leasehold improvements at cost, net		1,838
Receivable from affiliates		9,412
Other assets		5,765
TOTAL ASSETS	$	204,644

LIABILITIES

Payable to brokers, dealers and clearing organizations	$	5,141
Payable to customers		2,588
Securities sold, not yet purchased, at market value		299
Accrued expenses and other liabilities		35,708
Total liabilities		43,736
COMMITMENTS AND CONTINGENCIES (Note 14)		
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		112,000
STOCKHOLDER'S EQUITY:		
Common stock, par value $1; 4,000 shares authorized; 1 share outstanding		
Additional paid-in capital		51,924
Accumulated deficit		(3,016)
Total stockholder's equity		48,908
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	204,644

See notes to statement of financial condition.

NF CLEARING, INC.
(Formerly known as Fiserv Securities, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005
(in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—NF Clearing, Inc. ("NF Clearing, Inc." or the "Company"), formerly known as Fiserv Securities, Inc., is a wholly owned subsidiary of BHC Investments, Inc. ("BHC"). BHC is a wholly owned subsidiary of Fidelity Global Brokerage, Inc. ("FGB"), which is a wholly owned subsidiary of FMR Corp. ("FMR). NF Clearing, Inc. changed its name from Fiserv Securities, Inc. on June 1, 2005.

As of the close of business March 24, 2005, subject to the terms and conditions of the Stock Purchase Agreement dated December 16, 2004 among Fiserv, Inc., Fiserv Clearing, Inc. and FGB and related amendments (the "Purchase Agreement"), FGB agreed to purchase all of the outstanding capital stock of BHC.

NF Clearing, Inc. is a registered broker-dealer in securities under the Securities Exchange Act of 1934. NF Clearing, Inc. provides integrated processing and support services to securities brokerage affiliates of banks and other financial institutions and broker-dealers ("Clients").

As a result of the acquisition by FGB, NF Clearing, Inc. is in the process of converting its clients to National Financial Services LLC ("NFS"), a wholly owned subsidiary of FGB and winding down operations. It is anticipated that the conversion will be completed in the first quarter of 2006 and that Form BDW will be filed shortly thereafter.

Securities Transactions—Customers' securities transactions are recorded on a settlement date basis with related processing and support service fees and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Use of Estimates—Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid debt instruments with original maturities of three months or less.

Securities Received as Collateral—At December 31, 2005, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities lending agreements with customers and other broker-dealers. The fair value of such collateral at December 31, 2005, is approximately $19.

Securities-Lending Activities – Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Income Taxes—The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109"), which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted regular tax rate expected to apply to taxable income for the period in which the deferred tax asset or liability is expected to be settled or realized.

Fair Value of Financial Instruments—The carrying amounts of NF Clearing, Inc.'s cash, cash equivalents, and receivables from and payables to customers, brokers, dealers and clearing organizations approximate their fair market values due to their short-term nature. The following are included in receivable from and payable to brokers, dealers and clearing organizations: securities failed to deliver and receive, which are recorded at the contract value of securities that have not been delivered or received subsequent to settlement date, and securities borrowed or loaned at the contract value. Securities owned and securities sold, not yet purchased, are valued at market value. Management believes the carrying amounts of the subordinated liabilities approximate their fair values due to interest rates on these instruments being comparable to NF Clearing, Inc.'s currently available borrowing rates for similar instruments.

2. CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS OR DEPOSITED WITH CLEARING ORGANIZATIONS AND OTHERS

As of December 31, 2005, cash on deposit of $52,831 has been segregated in the special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. Cash of $10,512 has been segregated in the special reserve bank account for the benefit of PAIB. Cash of $5,925 and U.S. Government securities with a market value of $300 are on deposit with various clearing organizations.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED, AT FAIR VALUE

At December 31, 2005, the following table contains the estimated fair values of Securities Owned and Securities Sold, not yet Purchased.

	Owned	Sold, Not Yet Purchased
U.S. Government obligations	$ 21	$ 44
Corporate obligations	110	130
Municipal obligations	-	118
Equities	45	7
Money market funds	110,214	-
	$ 110,390	$ 299

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2005, the following table contains the receivables from and payables to brokers, dealers and clearing organizations.

	Receivable	Payable
Securities failed to deliver/receive	$ 1,646	$ 495
Securities borrowed/loaned	19	-
Clearing organizations	390	16
Other	212	4,630
	$ 2,267	$ 5,141

Receivables related to securities failed-to-deliver or securities borrowed are collateralized by the underlying securities. The receivable value of such securities at December 31, 2005 approximates their fair value.

At December 31, 2005, the Company obtained securities with a fair value of $19 under securities borrowed arrangements, all of which have been either pledged or otherwise transferred to others to satisfy its commitments under proprietary and customer short sales.

5. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers includes amounts due or payable on cash and margin transactions. Securities owned by customers are held as collateral for those receivables. Such collateral is not reflected in the accompanying Statement of Financial Condition.

NF Clearing, Inc. pays variable interest on some free credit balances in accounts to be used for reinvestment purposes. NF Clearing, Inc.'s service agreements with its Clients provide that credit losses relating to the Clients' customers are generally charged back to the Clients.

NF Clearing, Inc. provides margin loans to its Clients' customers, which are collateralized by securities in their brokerage accounts. These customers have agreed to allow NF Clearing, Inc. to sell or repledge those securities in accordance with federal regulations.

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The following is a summary of furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization at December 31, 2005.

Furniture and fixtures	$ 5,859
Computer hardware	15,190
Leasehold improvements	1,365
	22,414
Accumulated depreciation and amortization	(20,576)
Furniture, equipment and leasehold improvements, net	$ 1,838

7. SHORT-TERM BANK LOANS AND LINES OF CREDIT

At December 31, 2005, NF Clearing, Inc. had no short-term bank loans. NF Clearing, Inc. had available uncommitted, unsecured firm lines of credit of $150,000.

8. INCOME TAXES

NF Clearing, Inc. is included in the consolidated federal income tax returns filed by FGB. NF Clearing, Inc. files separate state income tax returns where appropriate. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to consolidated taxable income for financial reporting purposes. NF Clearing, Inc. did not pay any federal or state income taxes for the year 2005.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the net deferred tax asset of $1,053 is included in the Statement of Financial Condition. The temporary differences are primarily attributable to a net operating loss carryforward and reserves for legal and operational exposures. The Company has a State net operating loss carryforward of approximately $23,665 which expires after December 31, 2025. The Company has recorded a valuation allowance of approximately $2,660 against the benefit of this State net operating loss because, in the opinion of management, it is more likely than not that this portion of the benefit resulting from the asset will not be realized due to the expiration of the carryforward.

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated borrowings payable to BHC provide for interest to be paid quarterly. Liabilities subordinated to the claims of general creditors consisted of the following at December 31, 2005:

Amount	Interest Rate	Maturity Date
$ 5,000	8.25%	September 30, 2006
15,000	9.50%	October 17, 2006
10,000	7.00%	February 28, 2007
4,000	9.75%	April 8, 2008
21,000	9.75%	July 29, 2008
32,000	6.00%	December 31, 2008
4,000	6.00%	December 31, 2008
6,000	9.00%	September 10, 2009
4,000	9.25%	December 13, 2009
4,000	9.75%	December 29, 2010
4,000	7.00%	March 21, 2012
3,000	7.00%	July 12, 2012
$ 112,000		

The borrowings are subject to subordination agreements approved by the New York Stock Exchange, Inc. and are thus available in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. To the extent that such borrowings are required for NF Clearing, Inc.'s continued compliance with minimum net capital requirements, repayment of the principal to BHC would be extended beyond the scheduled repayment dates.

10. REGULATORY REQUIREMENTS

NF Clearing, Inc. is subject to the Uniform Net Capital Rule ("Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital under the "alternative" method of the Rule, which requires that NF Clearing, Inc. maintain a minimum net capital equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005, NF Clearing, Inc. had net capital, as defined, of $138,548, which was $137,048 in excess of the minimum net capital requirement. The Rule prohibits the withdrawal of capital if NF Clearing, Inc.'s net capital would be less than 5% of aggregate debit items after any such withdrawal.

During 2005, NF Clearing, Inc. performed the required computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (the Customer Reserve Formula).

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, NF Clearing, Inc.'s activities involve the execution, settlement and financing of various securities transactions, including the sale of securities not yet purchased. In the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations, NF Clearing, Inc. may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations.

In accordance with industry practice, NF Clearing, Inc. records customer transactions on a settlement date basis, which, for the most part, is currently three business days after trade date. NF Clearing, Inc. is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case NF Clearing, Inc. may have to purchase or sell the underlying financial instruments at prevailing market prices. NF Clearing, Inc. maintains margin and cash securities accounts for its customers who are principally located throughout the United States.

NF Clearing, Inc. pledges eligible customer securities as collateral for bank loans, securities loaned, securities sold under agreement to repurchase and to satisfy margin deposits of clearing organizations. In the event a counterparty to such transaction is unable to return the customer securities pledged as collateral, NF Clearing, Inc. may be exposed to the risk of acquiring the securities at prevailing market prices.

NF Clearing, Inc. controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. NF Clearing, Inc. establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NF Clearing, Inc. has extensive credit policy and review procedures which focus primarily on: (1) a customer's creditworthiness and financial resources; (2) the market value of the collateral in a customer's account; (3) the concentration of the collateral, both in a particular customer's account and in all accounts; (4) the volatility of the underlying securities and existing market conditions; and (5) the

creditworthiness of the Client that guarantees the performance of its customers pursuant to its service agreement.

12. EMPLOYEE BENEFIT PLAN

The Company's ultimate parent sponsors a 401(k) savings plan covering full-time employees of NF Clearing, Inc. and affiliated companies who are at least 21 years of age. NF Clearing, Inc. matches a portion of the employees' contributions, after the employee has attained one year of service, which vest after five years of continued employment.

13. RELATED PARTY TRANSACTIONS

Processing and support services are provided under agreements to affiliates of NF Clearing, Inc., which are subsidiaries of BHC.

In addition, payroll services are provided by FMR.

At December 31, 2005, NF Clearing, Inc. had receivable from and payable to affiliates of $9,412 in assets and $6,428 in other liabilities, respectively.

During the year ended December 31, 2005, the Company received capital contributions totaling $91,088 from BHC and paid dividends of $10,694 to BHC in connection with the purchase of BHC by FGB. In addition, capital of $68,000 was withdrawn by BHC during the year. Dividends of certain intangible assets and the assumption of certain liabilities totaling $152,610 were made to BHC during the year.

Also see Note 1 and Note 9.

14. COMMITMENTS AND CONTINGENCIES

Lease Commitments—NF Clearing, Inc. leases its office space and certain computer equipment under noncancelable operating leases with future minimum payments as follows at December 31, 2005:

	Gross
2006	4,114
2007	3,637
2008	3,776
2009	3,840
2010	3,826
Thereafter	10,471
	$ 29,664

Guarantees—The Company provides guarantees to securities clearing houses, other broker dealers, and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements, management believes, is remote. Accordingly, no liability is carried on the statement of financial condition for these transactions.

Litigation and Claims—In the normal course of business, the Company is subject to litigation. Although the ultimate outcome of potential and current litigation cannot be predicted with certainty, the Company's management does not expect that such litigation will have a material adverse effect on the Company's financial position, results of operation or liquidity.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and BHC and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies. In 2005, NF Clearing, Inc. received notification from the NYSE Division of Enforcement that they are investigating the findings related to the 2002 and 2003 examinations by the Exchange's Division of Member Firm Regulation and the notification by NF Clearing, Inc. of certain 2003 customer reserve deficiencies. NF Clearing, Inc. will cooperate with the NYSE's investigation into these matters. Management believes that there will be no material adverse effect on NF Clearing, Inc.'s financial statements as a result of this investigation.

As a condition of the Purchase Agreement discussed in Note 1, Fiserv Inc. agreed to indemnify FGB for certain expenses that may arise after the acquisition but relate to events occurring prior to the acquisition. Such expenses could involve future litigation and regulatory or tax reporting issues. Fiserv Inc. agreed to indemnify FGB for any amounts exceeding in the aggregate $3 million up to $109 million.

15. SUBSEQUENT EVENTS

On January 12, 2006 the Company sold its Membership in the New York Stock Exchange, Inc. for $4 million.

On February 9, 2006 the Company repaid $112 million of liabilities subordinated to the claims of general creditors.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 23, 2006

NF Clearing, Inc.
2005 Market Street
Philadelphia, PA 19103

In planning and performing our audit of the financial statements of NF Clearing, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated January 23, 2006 (February 9, 2006 as to Note 15)), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including the Company's control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP